

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2024

Richard Murphy
Chief Executive Officer
Enservco Corporation
14133 County Rd 9 ½
Longmont, CO 80504

      Re: Enservco Corporation
          Registration Statement on Form S-1
          Filed June 28, 2024
          File No. 333-280602

Dear Richard Murphy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Doug Holod